Filed by SoftBank Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Discussion and Evaluation of DISH Claims

Made in Its Investor Presentation on April 15, 2013

AUTHORED BY:

Scott C. Chandler

Franklin Court Partners, LLC

May 7, 2013

I. Qualifications

I have over 25 years of experience as an executive in the telecommunications (telecom) industry. My telecom experience includes a number of different assignments (as an executive, consultant, or board member) involving the operations and financial aspects of wireline and wireless communications services (narrowband & broadband), video services, and high speed data. I have performed strategy consulting assignments for the top two direct broadcast satellite (“DBS”) companies, two of the top four multiple system operators1 (“MSOs”) in the U.S., and numerous other service providers.

I am currently the founder and Managing Partner of Franklin Court Partners, LLC, a Denver-based consultancy to telecommunications companies on business strategy, valuation analysis, financing strategy, and litigation support. During the course of my consulting career, I have advised telecom clients on merger transactions, including analysis of projected synergies for both the buyer and seller. This synergy analysis has been across a wide variety of telecom service providers and assets.

Prior to founding Franklin Court Partners, LLC in 2002, I served as a founder, CFO and Senior Vice President for Rhythms NetConnections (“Rhythms”), a Competitive Local Exchange Carrier (“CLEC”) and leading provider of broadband services in the U.S. At Rhythms, in addition to other activities, I was responsible for business and corporate development activities that included evaluating and implementing mergers, acquisitions, and strategic investments.

Between 1996 and 1998, I served as President and CEO of C-COR,2 a pioneer in the cable television industry and a leading supplier of broadband telecommunications equipment and services. C-COR provided equipment, network management software and engineering services to many of the leading MSOs in the U.S. and internationally. While I was at C-COR the company was selected by Fortune magazine as one of the fastest growing companies in the U.S.

[1]	Multiple System Operators are historical cable television operators that have franchises in multiple markets.
[2]	C-COR was purchased by another telecom equipment company, Arris, in 2007.

Between 1990 and 1996, I held a number of executive positions at U S WEST (a regional Bell operating company). As Vice President of the Cable and Multimedia Group, I developed strategies to allow U S WEST to rapidly enter the video services market. This included working with a number of different wireless broadband providers as well as helping lead business development discussions with the top two DBS companies in the U.S. Under my leadership, U S WEST was one of the first providers in the industry to “triple play bundle” (voice, video, and high speed data). I also founded a separate company, !NTERPRISE America, which expanded outside the U S WEST region via joint ventures with competitive access providers (“CAPs”). While at U S WEST, I also was active in the strategy of wireless assets involving customer segmentation, network technology as well as long term financial projections used for capital financings. I also was very active in overseeing new product development of video and high speed service offerings.

I have served and currently serve on the Board of Directors of various companies. Most of these companies are in the telecommunications industry, including a number that are in the wireless and video sectors. I have been recognized as an expert in telecommunications by numerous courts of law and have spoken at numerous telecommunications and financing conferences.

I earned an M.B.A. from the Wharton School of the University of Pennsylvania in 1990, and a B.A. in Science from Whitworth College in 1985 (now Whitworth University).

In preparing this analysis I have been assisted by the staff of the economic consulting firm Cornerstone Research who worked under my direction.

II. Assignment

Based on my industry expertise, I have been engaged by SoftBank to provide an independent evaluation of statements made by DISH Network Corp. (“DISH”) on its April 15, 2013 conference call and in its presentation to investors. In particular, I have been asked to evaluate:

•	DISH’s estimate that the proposed merger of DISH and Sprint Nextel Corp (“Sprint”) will produce synergies with net present value (“NPV” ) of $37 billion, and

•	DISH’s portrayal of its financial and operational track record.

As discussed below, DISH has provided little detail or support regarding its estimates of anticipated synergies. Should DISH provide additional information, I may supplement this report and my findings.

III. Summary of Findings

A. Cost and revenue synergies

DISH’s $37 billion estimate of the NPV of total synergies created in the proposed DISH/Sprint merger is unusually high and there are multiple reasons to believe that DISH’s projections are neither achievable nor credible. I summarize my conclusions below.

DISH’s estimate of cost synergies is unrealistic:

•

I have compared DISH’s claims to the cost synergies claimed by potential and actual purchasers in other large mergers in the wireless telecommunications sector. DISH’s claim of $11 billion in net present value (NPV) from primarily non-network related cost synergies is far higher than similar synergies projected by other acquirers (after adjusting for the relative size of the merging companies).

•	DISH’s claimed synergies are likely harder to achieve than in other recent wireless mergers because DISH seeks to combine two dissimilar companies.

•

DISH projects that it will achieve those synergies at a much faster rate, with over 70% of the long-term run rate of cost synergies realized in the first year. This is more than twice the ratio claimed by acquirers in other wireless mergers.

•

DISH’s synergy forecast fails to account for integration costs. Using average estimates from large wireless mergers, adjusted for the size of the proposed transaction, DISH/Sprint integration costs may be in the range of $2.5-$3.5 billion.

•

DISH’s proposed cost-cutting plan, particularly in the area of projected sales, advertising, and marketing expense reductions, is not consistent with DISH’s projected strategy of aggressive growth, which forms the basis for DISH’s claim of $24 billion in synergies from additional revenue.

DISH’s claim to revenue synergies is speculative.

•	DISH’s claimed revenue synergies of $24 billion are unreasonably large. They far exceed the claims made in prior wireless mergers.

•

DISH’s projection of very high revenue growth is inconsistent with the current environment in both Sprint’s and DISH’s sectors. Considering saturation, slow growth, and competition in both sectors, it is difficult to foresee how one carrier would be able to aggressively expand to the degree suggested by DISH’s claims.

•	Many industry analysts are skeptical regarding DISH’s ability to deliver on the promise of $24 billion NPV of synergies from new revenues.

B. DISH’s track record in the past five years differs from its portrayal in the investor presentation

DISH’s April 15, 2013 presentation to investors includes claims regarding a track record of growth and success.3 However, these claims are based on a comparison of current performance metrics with those long ago. When the same metrics are analyzed for the last five years (a period better reflecting current industry conditions), the charts show a stagnant subscriber base and stock underperformance compared to DISH’s main competitor DirecTV.

IV. DISH’s Statements Regarding Synergies

In its presentation on April 15, 2013, DISH stated that its proposed business combination with Sprint will produce $37 billion of additional shareholder value on a net present value (“NPV”) basis, i.e., accounting for all future benefits and bringing them to present value as of today.4 The $37 billion estimate is comprised of:5

•	$11 billion of cost savings (“G&A, back-office integration”6);

•	$2 billion of capital expenditure (“capex”) reduction (“rationalized network, timing and depth”);

[3]	DISH Investor Presentation, April 15, 2013, pp. 22-23.
[4]	DISH Investor Presentation, April 15, 2013, p. 16. Although DISH does not explain what exactly it is discounting, common methodology is to discount free cash flows from future cost savings or profits.
[5]	DISH investor presentation, April 15, 2013, p. 16.
[6]

DISH Investor Presentation, April 15, 2013, p. 17, identifies specific areas as “advertising, sales and marketing, distribution, installation, call centers, billing and collection, retention, residuals, backhaul, customer communications, corporate overhead, IT & back office system, real estate, and procurement.” DISH does not provide any detail regarding the amount of projected savings for any of these areas.

•	$11 billion of “revenue based” synergies arising from opportunities from “bundling/cross selling”; and

•	$13 billion of “revenue based” synergies arising from “new opportunities” such as “fixed BB”[7] and “mobile video.”

DISH’s investor presentation and conference call contain little substantive detail about the projected synergies, such as annual amounts for most types of synergies, how long they are projected to continue, whether the synergies are net of integration costs, whether the synergies are pre-tax or after-tax, and the discount rate used in the NPV calculation. Thus, the composition and nature of DISH’s claims remains unclear. For example, a Credit Suisse analyst report suggests that DISH may be projecting $1.8 billion of cost synergies in perpetuity and discounting annual synergies using a 15% discount rate.8 Alternatively, DISH may be projecting $1.8 billion in synergies for years 3 through 10, and discounting them at a 9% rate that some analysts use for DISH cash flows.9 The lack of explanation is itself a substantial reason to raise doubts about DISH’s quantification of potential synergies.

The vague nature of DISH’s disclosures casts doubt on their credibility and makes it difficult to conduct a detailed assessment of the projected synergies. Because of the lack of the detail needed to analyze or test DISH’s claims, I focus on an overall assessment of the plausibility of DISH’s projected synergies given the competitive landscape facing Sprint and DISH and the operations of both companies.

V. The Current Businesses of Sprint and DISH

Sprint and DISH operate in different sectors. They employ different assets, use different technologies, and have different growth opportunities. They procure different equipment from different vendors and have different infrastructure for delivering services to their customers. As discussed below, their businesses are quite distinct, are both facing substantial competitive challenges that must be overcome to maintain market share in the near future, and require large future capital outlays to thrive going forward.

[7]	Fixed broadband.
[8]	“DISH Network Corp.,” Credit Suisse, April 15, 2013. The resulting pre-tax NPV is $11.3 billion.
[9]

The resulting NPV is $10.88 billion. 9% discount rate is used, for example, in “DISH Network Corporation: Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013 and “DISH Network Corporation,” Well Fargo Securities, April 16, 2013.

A. Sprint and DISH operate different businesses

1. Wireless Telecom (Sprint)

Sprint is both a wireless and wireline telecommunications provider. The core of its business, particularly in the last five years, has been providing wireless phone and data services for mobile devices in the U.S.10 Sprint’s wireless segment accounted for 86% of its EBITDA11 in 2012.12 Sprint is one of four nationwide wireless providers, the two largest being AT&T Wireless (107 million subscribers) and Verizon Wireless (98 million subscribers).13 Sprint is a distant third with 47 million subscribers, followed by T-Mobile with 33 million (before the recent merger with MetroPCS).14 In many geographies, Sprint also faces competition from regional wireless providers such as Leap Wireless.15 The FCC estimates that 79.6% of the US population lives in census blocks with 5 or more wireless providers and 93.0% with 4 or more wireless service providers.16 Respective market shares in the more lucrative postpaid subscriber business are 34% for Verizon, 27% for AT&T, 13% for Sprint and 9% for T-Mobile.17 Figure 118 compares the number of wireless subscribers of the four nationwide competitors (T-Mobile and MetroPCS are shown separately) in 2008 and 2012. In summary, Sprint faces competition from much larger service providers.

[10]	Sprint Nextel Corporation, Form 10-K for fiscal year 2012, p.1.
[11]	EBITDA is earnings before interest, taxes, depreciation, and amortization. It is a common financial metric used in the telecom industry by industry and financial analysts.
[12]	Sprint Nextel Corporation, Form 10-K for fiscal year 2012, p.36.
[13]	AT&T Inc., Form 10-K for fiscal year 2012, p.2.; Verizon Communications Inc., Form 10-K for fiscal year 2012, p.2.
[14]	Sprint Nextel Corporation Form 10-K for fiscal year 2012, p.43; Deutsche Telekom, Form 10-K for fiscal year 2012, p.4.
[15]	Sprint Nextel Corporation Form 10-K for fiscal year 2012, p.5.
[16]	“Annual Report and Analysis of Competitive Market Conditions With Respect to Mobile Wireless, Including Commercial Mobile Services,” Federal Communications Commission, March 21, 2013.
[17]	“A Paradigm Shift In Wireless Industry Dynamics Has Begun,” Cowen and Company, February 4, 2013.
[18]	Figure 1 is derived from the “Annual Report and Analysis of Competitive Market Conditions With Respect to Mobile Wireless, Including Commercial Mobile Services,” Federal Communications Commission, March 21, 2013, Table 13.

Figure 1. Subscriber Growth of Top Wireless Telecom Providers

2. Pay TV (DISH)

The primary service that DISH offers today is broadcast video (also known as Pay TV), distributed to subscribers via satellite broadcast technology. Pay TV providers offer subscribers hundreds of television channels, as well as thousands of video on demand (“VOD”) services19. This industry has four large players, the top two of which are Comcast with 22 million subscribers (22% market share) and DirecTV with 20 million (20% market share). DISH is third nationally, with 14 million (14% market share) followed by Time Warner Cable (“TWC”) with 12 million subscribers (13% market share).20 However, Comcast, TWC, and other cable companies do not operate on a nationwide basis, and thus, in any particular geography DISH is usually third or lower in market share in comparison to the incumbent cable operator, DirecTV, and the local wireline telecom operators offering Pay TV (e.g., Verizon FIOS, AT&T U-Verse). Figure 2 21illustrates the number of Pay TV subscribers for the top players.

[19]	DISH Network Corp. Form 10-K for fiscal year 2012, p.1.
[20]	“Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013.
[21]	Figure 2 is derived from “Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013.

Figure 2. Top Pay TV Providers

In addition to offering Pay TV services, many of DISH’s cable and telephone competitors also generate revenues and profits from other services provided over their networks. These include voice, high speed data, content, and business services and help to diversify their revenue streams in comparison to DISH. As shown in Figure 322 below, these additional revenues streams are significant for wireline based Pay TV providers such as Comcast and TWC.23

[22]

Figure 3 is derived from Form 10-Ks of Fiscal Year 2012 for Comcast, DirecTV, DISH and Time Warner Cable. For Comcast, the Cable Communications segment of their business generated 63% of Comcast’s consolidated revenue shown in Figure 3.

[23]

Other large cable providers of Pay TV services such as Charter, Cox, and Cablevision also generate significant revenues and profits from other services provided over their networks. Charter Communications, Inc. Form 10-K for fiscal year 2012, p. 1; CSC Holdings, LLC Form 10-K for fiscal year 2012, p. 1. Cox Communications is a private company that does not disclose detailed revenue sources, but does note that the company provides “advanced digital video, Internet, and telephone services over its own nationwide IP network.” Cox Communications also provides business services and acts as a “full service provider of national and local cable spot and new media advertising.” See “Communications,” Cox Enterprises, 2013, available at http://www.coxenterprises.com/cox-companies/communications.aspx#.UYggzaWG18F.

Figure 3

Further, since the majority of these additional revenues are delivered over the same high capacity network, the margins and profits are attractive as well. In summary, DISH, like Sprint, faces substantial competition from much larger service providers.

B. Sprint and DISH each must work hard to maintain market share in very competitive environments

Although different, both sectors are characterized by nearly full penetration of the customer base and therefore slowing subscriber growth. Sprint and DISH each face much larger competitors in their respective sectors who have economies of scale, broader network coverage, and innovative ways to maintain customers and increase profitability.

1.	Wireless Telecom (Sprint)

The wireless telecom market is approaching maximum possible penetration in the U.S. Its growth has slowed after several decades of expansion. An analyst describes:

U.S. wireless market stabilized into a more mature landscape . . . . Market maturity is best shown in the U.S. penetration rate and subsequent slowdown in growth of the available market . . . . The slowdown in growth rate is mostly attributable to penetration rates essentially reaching the entire addressable market as the U.S. exceeded 100% market penetration for the first time in 2011. (“A Paradigm Shift in Wireless Industry Has Begun,” Cowen & Co., February 4, 2013, pp. 2–3.)

Industry participants have been developing strategies to compete effectively in this mature market environment. The market leaders have been investing in their networks to offer innovative customer solutions and value propositions. Below are some analyst comments about these industry trends:

AT&T and Verizon, have shifted resources away from poaching customers and market share gains and pivoted towards monetizing existing subscriber bases and the secular trend in data usage and tablet growth. . . . By offering unlimited plans, Sprint and T-Mobile USA are still seeking to attract customers and gain additional share . . . . (“A paradigm Shift in Wireless Industry Has Begun,” Cowen & Co., February 4, 2013, p. 7.)

Voice ARPU [is] experiencing single digit Y/Y declines, while data ARPU [is] experiencing double digit Y/Y growth.(“A Paradigm Shift in Wireless Industry Has Begun,” Cowen & Co., February 4, 2013, p. 6.)

[G]iven the intensifying competition in the postpaid space, Sprint could find it challenging to reaccelerate ARPU growth in the near-to-mid-term. (“Results Mixed, Merger Matters More,” Jefferies, April 24, 2013, p. 1.)

Sprint faces significant challenges to achieve its proposed strategy of growing its business to take on market leaders such as AT&T and Verizon more effectively. It will need to increase its average revenue per unit (“ARPU”) and its subscriber base by taking market share from much larger and firmly entrenched competitors.

2.	Pay TV (DISH)

The Pay TV market is viewed by industry analysts as a mature industry, with a saturated customer base that is posed for decline in the near future due to increasing delivery of video programming through the Internet. As a Stifel analyst report summarizes,

U.S. Pay TV Industry Mature, Gradual Decline Near. . . .

The [Pay TV] industry as a whole has undergone significant change in recent years and can be characterized, primarily, by declining growth rates and market share shifts among competitors. . . . In our view, the industry will continue to deal with maturation, as well as a rising tide of cord cutting among younger, lower-income individuals, going forward. (“Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013, pp. 1, 4.)

Stifel estimated that U.S Pay TV subscribers increased by only 0.1%, or less than a hundred thousand subscribers, in 2012 and expects it to decline annually by 1.2% until 2017, while Deutsche Bank Securities finds that it has already started to decline.24 Analysts agree that Pay TV penetration declined from its peak in 2011. Stifel reported a decline from 89.4% of U.S. households in 1Q11 to 86.7% as of YE2012; Deutsche Bank—from a peak of 87.8% of US households in 1Q2011 to 86.2% in 2Q2012.25 This industry maturation is reflected in DISH’s flat subscriber numbers over the last five years (discussed further in Section IX).

The lack of growth opportunities intensifies competition between industry participants for the existing households. As discussed earlier, several of these industry participants are larger than DISH.

[24]

“Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013, pp. 1, 4.; “Pay TV Spotlight: 3Q2012 Wrap,” Deutsche Bank, November 28, 2012, p. 9 (total number of video subscribers declined from 99.3 million in 1Q2011 to 98.9 million in 3Q2012).

[25]	“Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013, p. 1; “Pay TV Spotlight: 3Q2012 Wrap,” Deutsche Bank, November 28, 2012, p. 9.

Rising programming costs and a lack of new pay-TV households are pressuring profits in the U.S. pay-TV industry . . . . (“Sprint Acquisition Could Be Significantly Dilutive to DISH Holders,” Pacific Crest Securities, April 15, 2013, p. 3.)

DISH faces fundamental competitive challenges from both existing competitors—many of which are better capitalized and have larger customer bases—and new entrants who are using the Internet to stream video programming to households.26 Similar to Sprint, DISH must look to increase revenue from existing subscribers and/or take market share from larger competitors in order to grow revenues.

C.	Both companies must make large capital outlays in the near future

1.	Sprint

The increasing shift from voice to data usage on wireless networks is forcing providers to upgrade their networks to provide more bandwidth. These upgrades and expansions require large capital outlays to upgrade to fourth generation (“4G”) networks, deploy “long-term evolution” or LTE technology and install additional cell sites (small cell, distributed antenna system—DAS, etc.) as well as expand the capacity for backhauling network traffic from cell sites.

Consistent with the industry trend, Sprint is currently in the process of transitioning to a 4G/LTE network as a part of its Network Vision initiative. After Sprint’s recent earnings announcement, an analyst wrote, “we expect incremental opex and capex from Network Vision to kick into high gear, pressuring the near-term outlook.”27 The company faces urgency in these upgrades to keep up with its competitors. For example, a Cowen & Co analyst commented that by the end of 2013, Verizon planned to roll out nationwide LTE coverage, AT&T planned to cover at least 250 million subscribers with LTE technology, T-Mobile—200 million subscribers, while Sprint’s plan was limited to introducing LTE in larger markets.28

[26]

DISH Network Corp Form 10-K for fiscal year 2012, p. 22. (“For example, online platforms that provide for the distribution and viewing of video programming compete with our pay-TV services. These online platforms may cause our subscribers to disconnect our services. In addition, even if our subscribers do not disconnect our services, they may purchase a certain portion of the services that they would have historically purchased from us through these online platforms, such as pay per view movies, resulting in less revenue to us. Some of these companies have greater financial, marketing and other resources than we do.”)

[27]	“Q1/13 Preview—Awaiting Board Decision; Operating Trends Likely Remain Challenged,” Canaccord Genuity, April 21, 2013, p. 1.
[28]	“A Paradigm Shift In Wireless Industry Dynamics Has Begun,” Cowen & Co, February 4, 2013, p. 14.

Moreover, the current need for capital is not new to the wireless industry. History has shown that wireless network upgrades are continually necessary, and therefore Sprint will face the need for capital investments beyond the current Network Vision. Sprint capital expenditures for 2013 are expected to be around $7.6 billion, with annual spending of roughly $4.0 billion from 2014 through 2016.29

2.	DISH

DISH is also facing the need to make substantial capital outlays in the near future. DISH has acquired wireless spectrum via auctions and acquisitions, but has not built a complete infrastructure with which to use it. Such a build-out is a requirement of the FCC’s March 2013 Order modifying the spectrum licenses acquired by DISH from DBSD North American and TerreStar to add terrestrial operating authority. By March 2017, DISH must provide terrestrial coverage and offer terrestrial service to at least 40% of the population covered by the licenses. The coverage and service requirement increases to 70% by March 2020.30

According to a recent analyst report, “the cost to build out the 2GHz spectrum [is estimated by] US analysts . . . at US$6bn.”31 While the exact size is not certain, the need for very large capital investments to use the previously acquired spectrum is not disputed. DISH does not have prior experience in this type of build-out program.

3.	Capital Expenditures for a Combined DISH/Sprint

The proposed DISH/Sprint combination will have to meet very large future capital needs of both companies. That is reflected in the small amount of capex synergies projected by DISH ($2 billion). Consistent with my assessment, many analysts expressed concerns about the critical need for capital investment based on the proposed combination:

[29]	“DISH brings synergies and leverage,” Bank of America Merrill Lynch, April 16, 2013, p. 2.
[30]	See DISH Form 10-K, period ending December 31, 2012, p. 6.
[31]	“Sprint Update: Softbank Draws Line In The Sand; Sticking With Current Offer (For Now),” New Street Research, April 30, 2013, p. 3.

DISH still faces significant capex costs to complete the S network build. … Sprint is set to complete a significant portion of Network Vision by the end of 2013, but still faces material capex requirements to complete the build out. Without the $8b in financing included in Softbank’s offer, the PF New DISH could face capital constraints in completing the build out (“DISH Network Corp. (DISH),” Credit Suisse, April 15, 2013, pp. 1–2)

[T]he new company would have significant capex requirements over several years in order to deliver a robust platform, including a significant expansion in existing cell sites, increasing network capacity in large urban areas, and building out the remaining Clearwire spectrum positions as well as DISH’s own AWS-4 spectrum. (“Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013, p. 12)

The issue for investors is whether the company can execute en route, whether such a highly leveraged entity can provide sufficient follow up investment in Sprint’s network . . . . (“DISH—Sprint—assessing the impact,” Atlantic Equities, April 16, 2013, p. 2)

The spectrum and content that DISH brings is valuable; however, these aren’t the critical elements required to realize the opportunity; the capital to execute on the current opportunity as well as execute the roll-up are more valuable. (“DISH’s Offer Is Missing Two Critical Things…,” New Street Research, April 16, 2013, p. 2)

VI.	Composition of Proposed Synergies Relative to Other Wireless Mergers

For purposes of my analysis, I compared the synergies proposed by DISH to the announced synergies in five other proposed wireless mergers (Acquirer/Target): Cingular/AT&T Wireless; Sprint/Nextel; Verizon/Alltel; AT&T/T-Mobile; and T-Mobile/MetroPCS. I selected these mergers based on their deal size over $10 billion, date within the last ten years, and the inclusion of a domestic wireless communication service provider as a target.32 In contrast to DISH, the acquirers in all these other transactions were also wireless service providers.

[32]

Capital IQ database of mergers was searched for Transaction Types: Merger/Acquisition, Total Transaction Value: greater than $10 billion, Industry Classifications [Target/Issuer]: Wireless Communication Services (Primary), and Geographic Locations [Target/Issuer]: United States of America (Primary). Capital IQ lists the deal size for the T-Mobile/MetroPCS merger below $10 billion; however, I included it in this analysis because it is the most recent wireless transaction.

The nature of announced synergies varies amongst these acquisitions. Figure 433 shows the composition of proposed synergies—revenue, capital expenditures, network-related operating costs (“network costs”), and all other costs (“non-network costs”)—in other wireless mergers, compared to the proposed synergies in the DISH/Sprint transaction.

Figure 4

Figure 4 shows that DISH’s claim differs from synergy estimates in other mergers in two important respects. First, unlike the other acquirers, DISH is projecting relatively large revenue synergies of $24 billion (65% of its total projected synergies from the deal). I discuss DISH’s revenue synergy projections in more detail below in Section VIII.

[33]

Data from investor presentations, conference calls, and proxy statements. Note: All dollar amounts are net present value at the time of the merger. Cingular/AT&T Wireless was not included because NPV of synergies is not available. Verizon mentioned, but did not quantify, revenue synergies in Verizon conference call, June 5, 2008. $10 billion of AT&T/T-Mobile synergies shown with stripes indicates “subscriber” synergies which may contain both cost (non-network) and revenue synergies.

Second, a large portion of cost synergies in other wireless mergers are network-related. In contrast, DISH anticipates that its cost synergies will arise primarily from “G&A” and “back-office integration.” Among the more specific areas of cost synergies DISH identifies—“advertising, sales and marketing, distribution, installation, call centers, billing and collection, retention, residuals, backhaul, customer communications, corporate overhead, IT & back office system, real estate, [and] procurement”—only “backhaul” appears related to network efficiencies. Other identified categories primarily relate to sales, general or administrative costs within its operations. Indeed, as shown in Table 1 below, most network synergies identified in mergers of other wireless carriers are unlikely or limited in DISH’s case:

Table 1. Availability of Network Operating Synergies to DISH/Sprint

Network Operating Expense Synergy	Available to DISH/Sprint?
Reducing / sharing redundant existing cell sites[34]	Unlikely
Reducing employee costs associated with maintaining duplicative network technology[35]	Unlikely
Eliminate duplicate systems and facilities[36]	Unlikely
Transition to a single network/combining of networks[37]	Unlikely
Migrating backhaul and other telecom traffic to own infrastructure[38]	Limited by the extent of DISH spending on third party backhaul and telecom and Sprint wireline coverage

The specific network operating expense synergies shown in Table 1 arise because the acquirer and the target operated similar wireless businesses in a similar manner. DISH and Sprint have available to them only a very limited amount of the specific network operating cost synergies typically mentioned by the acquirers in the comparative mergers. Based on this analysis, I treat most/all of the DISH operating cost synergies as coming from non-network cost synergies.

[34]	See, for example, Cingular/AT&T (Conference Call on February 17, 2004), Sprint/Nextel (2005 Investment Community Meeting Presentation), and AT&T/T-Mobile (March 21, 2011 Investor Presentation).
[35]	See, for example, Sprint/Nextel (Conference Call on December 15, 2004).
[36]

See, for example, Cingular/AT&T (Conference Call on February 17, 2004), Sprint/Nextel (Conference Call on December 15, 2004), Verizon/Alltel (Conference Call on June 5, 2008), and T-Mobile/MetroPCS (PCS Investor Presentation, March 2013).

[37]	See, for example, Cingular/AT&T (Conference Call on February 17, 2004), AT&T/T-Mobile (March 21, 2011 Investor Presentation), and T-Mobile/MetroPCS (PCS Investor Presentation, March 2013).
[38]	See, for example, Sprint/Nextel (Conference Call on December 15, 2004), Verizon/Alltel (Conference Call on June 5, 2008), and T-Mobile/MetroPCS.

It is also important to highlight that there are a number of other cost synergies that exist in a merger of companies with similar businesses and assets which would be limited in the DISH/Sprint merger. These synergies leverage the increased buying power and scale of the combined company. Examples of these items include subscriber handsets, mobile tablets and other accessories. These cost synergies can be substantial. For example, T-Mobile/MetroPCS stated, “The combined Company will also be able to leverage its scale to capture efficiencies and support functions, as well as with handsets and other partners, which we expect to deliver an additional $1 billion net present value synergies.”39

Capital expenditures were also an important part of synergies projected in the other wireless mergers (comprising between 20% and 40% of projected synergies). This source of synergies is largely unavailable to DISH and Sprint in light of their different businesses, and the importance and size of the future investments that both parties must make. Thus, DISH proposes synergies in capital expenditures of $2 billion, which is a relatively small portion (5%) of the projected total synergies.

VII.	DISH’s Claimed Cost Synergies Are Unreasonably High

A.	Lower synergies were forecasted in other wireless mergers

As discussed above, Sprint and DISH currently have different networks and different offerings. Given this, one would expect DISH’s cost synergies to be significantly less than anticipated synergies in the mergers of two wireless providers. For example, some analysts skeptical of DISH’s cost synergies write,

It will be tough for Dish to realize synergies out of running a wireless mobile network and a satellite home service together, and hence little by way of cost savings can be passed on to the customers. (“DISH’s Bid For Sprint Is Risky, But Could Strengthen Hand With Triple-Play Bundles,” Trefis, April 16, 2013)

In our view, both companies operate pretty lean corporate and back-office organizations, hence cost savings may [be] limited especially because DISH is not in the wireless business. (“Telecommunications, DISH Tries Another Tack,” Jeffries, April 16, emphasis added)

[39]	T-Mobile Conference Call on October 3, 2012.

Yet DISH claims the highest percentage of both total anticipated non-network synergies as a percent of combined cash operating expenses (Figure 540) and as a percentage of combined wireless cash operating expenses (Figure 641). The NPV of DISH’s claimed non-network cost synergies is equal to 26% of the combined 2012 total cash operating expenses for the companies, and 39% of the combined 2012 wireless cash operating expenses. DISH’s claims exceed those of all other mergers, and the other mergers’ averages of 12% of combined cash operating expenses and 21% of wireless combined cash operating expenses for the last full year before the deal (Table 2).

Table 2. DISH Claim vs. Non-Network Cost Synergies in Wireless Mergers

	DISH Claim	Average of Large Wireless Mergers
NPV of DISH’s claimed non-network cost synergies as % of combined total cash operating expenses	26%	12%
NPV of DISH’s claimed non-network cost synergies as % of combined wireless cash operating expenses	39%	21%

[40]

Data from investor presentations, conference calls, proxy statements, and 10-K reports. Note: Cingular/AT&T Wireless was not included because NPV of synergies is not available in the materials I reviewed.

[41]

Data from investor presentations, conference calls, and proxy statements, and 10-K reports. Note: Cingular/AT&T Wireless was not included because NPV of synergies is not available in the materials I reviewed.

Figure 5

Figure 6

It is useful to compare DISH’s estimation to that of T-Mobile in its recent acquisition of MetroPCS. DISH’s cost synergies relate to “G&A” and “back-office integration.”42 In contrast, T-Mobile anticipated that the vast majority of cost synergies would result from the migration of both T-Mobile and MetroPCS customers to “a single network” that would eliminate “duplicate network assets” and “capture the benefits of our increased scale.”43 T-Mobile and MetroPCS were both wireless service providers, so one would expect efficiencies throughout the combined companies’ cost structures, including G&A and back-office integration. Yet T-Mobile ascribed only 6% of combined cash operating expenses, to non-network cost synergies, as compared to DISH’s estimate of non-network cost synergies equal to 26% of combined cash operating expenses.

In summary, DISH’s claim of $11 billion in net present value (NPV) from primarily non-network related cost synergies is far higher than similar synergies projected by other acquirers (after adjusting for the relative size of the merging companies). DISH’s claim of $11 billion NPV of cost synergies is not credible given the composition and the scale of such synergies projections in comparison to other large wireless mergers. It is not credible that DISH would achieve more cost synergies from combining two different businesses, than other companies projected to achieve by combining their wireless networks.

B.	DISH claims that it can achieve the synergies much faster than others

DISH projects that it would achieve $1.3 billion of total cost synergies in Year 1 in its merger with Sprint, ramping up to a run rate of $1.8 billion in Year 3. DISH has not explained how long it expects the run rate of $1.8 billion to continue, but a Credit Suisse analyst estimated that it is projected in perpetuity.44 Assuming that $1.8 billion is DISH’s long-term projected run rate, DISH projects to realize in Year 1 almost 75% of the projected long term run rate.45

[42]	DISH April 15, 2013 Conference Call Presentation.
[43]	T-Mobile Conference Call on October 3, 2012.
[44]	“DISH Network Corp. (DISH),” Credit Suisse, April 15, 2013, p. 4.
[45]	$1.3 billion is 72% of $1.8 billion.

In my experience and based on comparison to other transactions, DISH’s proposed ramp up rate is unusually rapid. Figure 746 shows that DISH’s ramp-up is much steeper than the average of other projections. In the other wireless mergers I examined, Year 1 total cost synergies were projected, on average, to be 30% of the long-term run rate of total cost synergies. The acquirers in three of the acquisitions (Cingular/AT&T, AT&T/T-Mobile, T-Mobile/MetroPCS) did not anticipate realizing more than 75% of the long term run rate of total cost synergies until Year 3. Thus, DISH is not only claiming higher than average overall cost synergies, but also a significantly faster ramp up of those synergies. Again, given the limited overlap of redundancies between DISH’s Pay TV business and Sprint’s mobile wireless business, DISH’s claims appear questionable.

Figure 7

C.	DISH ignores significant integration costs

In its investor presentation DISH did not mention integration costs for its proposed merger. As a New Street Research analyst report pointed out, DISH made “assumptions on synergies that are not workable: DISH cost synergies were calculated without due diligence, capex synergies do not include any integration costs or the cost to build out the 2GHz spectrum, which US analysts have put at US$6bn.”47

[46]	Data from investor presentations, conference calls, and proxy statements.
[47]	Sprint Update: Softbank Draws Line In The Sand; Sticking With Current Offer (For Now), New Street Research, April 30, 2013, pp. 2–3.

DISH’s proposed synergies would require DISH to incur one-time, up-front integration costs to achieve those synergies. These costs are likely to be significant. A Stifel analyst report commented that the proposed merger “significantly increases long-term execution and integration risk by combining two companies that both have had spotty operating results recently.”48 It is not unusual for acquirers to project integration costs that exceed the gains from expected revenue, cost and capex synergies in the first year after acquisition.49

I reviewed forecasts of integration costs in the other wireless telecommunications mergers I examined relative to claimed total cost synergies, combined wireless cash operating expenses, and combined number of subscribers. Scaling these estimates for the size of the proposed DISH/Sprint combination, I estimate the DISH/Sprint integration costs to be in a range of $2.5-$3.5 billion (Table 3). This represents over 20% of DISH’s expected cost synergies of $11 billion.

Table 3. Estimation of DISH/Sprint Integration Costs50

Acquirer / Target	Total Integration Costs (billions)	As a % of Total OpEx Synergies	As a % of Combined Wireless Cash OpEx	As a % of Combined Wireless Subscribers
Cingular / AT&T	$1.45	N/A	6%	3%
Sprint / Nextel	$1.50	23%	8%	3%
Verizon / Alltel	$1.70	24%	5%	2%
AT&T / T-Mobile	$7.00	23%	13%	5%
T-Mobile/MetroPCS	$2.58	59%	16%	6%
Average	$2.85	32%	10%	4%
DISH / Sprint integration costs (billions)		$3.56	$2.70	$2.50

[48]	“DISH Network Corporation: Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013, p.1.
[49]	Verizon Communications Inc., Form 8-K, June 11, 2008; AT&T/T-Mobile Investor Presentation, March 21, 2011; MetroPCS Investor Presentation, March 2013.
[50]	Data from acquiring company investor presentations and 10-Ks.

Moreover, DISH does not have recent experience integrating an acquisition of Sprint’s size, so DISH runs an increased risk of unanticipated integration difficulties. Indeed, the largest acquisition DISH has made in the past five years, DBSD North America, had a transaction size of $1.4 billion and was not an operating company.51 In 2011 and 2012, DISH acquired three companies, DBSD, TerreStar Networks, and Blockbuster, for a total deal value of $3.1 billion.52 DISH’s announcement indicated that it purchased DBSD and TerreStar Networks primarily to acquire their spectrum, not to integrate them as operating companies.53 DISH’s proposed acquisition of Sprint represents a transaction size of $45.6 billion, more than 30 times larger than DISH’s largest acquisition in the past five years and more than 10 times larger than the sum of acquisitions DISH has completed in the past two years. The risks created by such a large integration of an operating company are significant and cast further doubt on DISH’s cost synergy projections.

D.	Cost-cutting is especially difficult given competitive industry environment

As discussed above, Sprint and DISH compete in markets with formidable rivals. Such an environment casts doubt on whether a DISH/Sprint combination can reduce costs without increasing the risk of market share losses, lower revenues, or lower profits. In particular, DISH’s largest category of projected cost savings is related to “CPGA” or “Cost per Gross Addition” i.e. costs required to acquire subscribers, including “advertising,” “sales & marketing,” “distribution,” and “installation.”54 Given the battle for market share in Pay TV and wireless mobile services, and the existence of larger and well capitalized competitors, DISH and Sprint may need to maintain or increase the merged entity’s spending to acquire subscribers rather than reducing costs as projected.

[51]	DISH, Form 10-K for fiscal year 2012.
[52]	DISH, Form 10-K for fiscal year 2012: DBSD and Terrestar for a combined price $2.86 billion; and Blockbuster for $234 million.
[53]

DISH, Form 8-K, March 12, 2012 (“DISH Network Corporation (NASDAQ: DISH) has closed its acquisitions of the re-organized DBSD North America, Inc., and substantially all of the assets of TerreStar Networks, Inc. DISH has invested more than $3 billion to secure the licenses for this 40 MHz of nationwide 2 GHz wireless spectrum.”), emphasis added.

[54]	DISH Investor Presentation, April 15, 2013, p. 17.

DISH’s cost cutting strategy appears to run counter to its plan for rapid revenue growth reflected in the very large projected revenue synergies included in its presentation. The rapid ramp up of synergies in Year 1 discussed above suggests that a substantial portion of DISH’s claimed cost “synergies” may arise from headcount and/or salary reductions, which runs counter to the amount of sales, marketing, and subscriber acquisition costs that would be required to attempt to realize DISH’s projected revenue synergies. Table 4 below shows a range of possibilities for headcount cuts depending on how much of the yearly cost reductions will come from headcount and the average annual cost per person.55

Table 4. Range of Employee Reductions Implied by DISH Synergy Claim

1. Number of employees reduced

	Loaded total cost per employee
Employee reductions as % of $1.8 billion Year 3 cost savings
		$40,000	$50,000	$60,000	$70,000	$80,000
	20%	9,000	7,200	6,000	5,200	4,500
	30%	13,500	10,800	9,000	7,800	6,800
	40%	18,000	14,400	12,000	10,300	9,000
	50%	22,500	18,000	15,000	12,900	11,300
	60%	27,000	21,600	18,000	15,500	13,500

2. Employees reduced as a % of total combined employees

	Loaded total cost per employee
Employee reductions as % of $1.8 billion Year 3 cost savings
		$40,000	$50,000	$60,000	$70,000	$80,000
	20%	12%	10%	8%	7%	6%
	30%	18%	14%	12%	10%	9%
	40%	24%	19%	16%	14%	12%
	50%	30%	24%	20%	17%	15%
	60%	36%	29%	24%	21%	18%

The effort and disruption required to achieve DISH’s short-term cost-cutting strategy could be in conflict with DISH’s aggressive projected revenue synergies (almost double the projected cost synergies). My experience is that implementing this type of cost-cutting strategy is very demoralizing and not consistent with a company that is attempting to execute a growth strategy.

[55]	Assumes 75,000 total employees: 39,000 from Sprint, 35,000 from DISH and 1,000 from Clearwire.

VIII.	DISH’s Claimed Revenue Synergies Are Unreasonably High

A.	DISH’s estimate contradicts other evidence

1.	Projected run rate is very high

DISH is claiming $24 billion in NPV generated from revenue synergies from its merger with Sprint. This comprises 65% of the total synergies listed in its presentation. It is important to note that in order to generate $24 billion of increased profits, DISH would have to increase the revenues of the combined entity significantly more than $24 billion. Assuming a pre-tax56 profit margin of 38%57 and a discount rate of 15%,58 the combined entity would have to earn an additional $9.5 billion in revenues every year, which is an annual increase in combined revenue of about 20% above current levels, in perpetuity.59

2.	Analysts are rightly skeptical

Not surprisingly in light of the size of these claims, many analysts have been skeptical of DISH’s claims of $24 billion of NPV in projected revenue synergies:

Of note—$24 billion in synergies stems from revenue growth according to the company, which we believe to be optimistic given two industries (U.S. wireless and U.S. pay TV), that are seeing very little organic growth and operators are seeing difficulty in raising prices materially. (“Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013, p. 12)

DISH is incentivised to put out bullish synergy forecasts, and we are always somewhat sceptical [sic] of revenue synergy estimates….” (“DISH—Sprint—assessing the impact,” Atlantic Equities, April 16, 2013, p. 2)

[56]

DISH has not made clear whether its synergy figures are presented on a pre-tax or after-tax basis. This analysis conservatively assumes that DISH’s synergy figures are pre-tax. If DISH’s synergy claims are after-tax, then the realization of DISH’s revenue synergy claim would require more revenues than calculated here.

[57]	Operating margin before G&A, depreciation, and amortization expenses. The amount is calculated as the combined revenue less cost of services and products (Sprint), subscriber-related expenses (DISH), satellite and transmission expenses (DISH), cost of sales (DISH), and subscriber acquisition costs (DISH). See DISH Form 10-K, period ending December 31, 2012, p. F-5 and Sprint Form 10-K, period ending December 31, 2012, p. F-4.
[58]	This discount rate was proposed by Credit Suisse for discounting cost synergies in a April 15,2013 report. See “DISH Network Corp. (DISH),” Credit Suisse, April 15, 2013, p. 4.
[59]

$9.5 billion comes from first calculating the annual operating profit that would achieve an NPV of $24 billion in perpetuity assuming a 15% discount rate ($24 billion x 15% = $3.6 billion), then calculating the annual revenue necessary to achieve this annual operating profit assuming a 38% operating margin ($3.6 billion / 38% = $9.5 billion). $9.5 billion is 19% of DISH’s and Sprint’s combined revenues of $49.6 billion in 2012.

We view . . . ‘soft’ synergies such as future cross platform revenue generation as unlikely to elicit strong support from Sprint equity holders near-term. (“DISH brings synergies and leverage,” Bank of America Merrill Lynch, April 16, 2013, p. 5)

We . . . give a higher discount to the long-term revenue synergies of a new broadband/video offer for consumers. (“Upgrade to Overweight with $8 Target as Risk/Reward Skews Upward,” J. P. Morgan, April 16, 2013, p. 3)

There is risk around DISH’s ability to meet synergy targets given that almost two-thirds are from revenues. (“Quick Comment: DISH Proposal Shakes Things Up,” Morgan Stanley, April 16, 2013, p. 3)

It is hard for us to judge these claims at the moment, other than to say that $37 billion looks like a very aggressive number. (“Analyst’s Notes,” Argus, April 16, 2013, p. 2)

On revenues synergies, we believe estimates on bundling/cross selling (NPV of $11B) and new opportunities (NPV of $13B) may be optimistic. Neither Sprint nor DISH is the leader in its category — to leverage DISH to sell Sprint service or vice versa may not materially change the growth trajectory. Additionally, unlike cost savings where visibility is high, revenues synergies depend on market response, and are difficult to handicap. (“DISH Tries Another Tack,” Jefferies, April 16, 2013, p. 1)

B.	Components of the proposed revenue synergies

I examined the specific categories of DISH’s proposed revenue synergies in more detail. DISH discussed two significant synergies that were “revenue based”—“Bundling / Cross Selling” and “New Opportunities.”60 I discuss each of these below.

[60]	DISH Investor Presentation, April 15, 2013, p.16.

1.	DISH has no credible support for its plan to capture market share from larger, entrenched competitors

DISH provides one page in its presentation that attempts to provide support for the projection of $11 billion of incremental NPV that is attributed to bundling and cross selling.61 Although DISH provides little detail, it appears that DISH anticipates selling Sprint services to current DISH customers, and vice versa. DISH plans to have a “higher value proposition from bundling.”62 I have not seen anything in its plans indicating that a DISH bundle of Pay TV and wireless would offer a superior value proposition compared to others that are currently bundling Pay TV and wireless. As discussed in Section V, the wireless and Pay TV markets are mature and saturated. Both DISH and Sprint are operating in highly competitive, no or low growth mature markets, in which the most high value customers are entrenched with existing operators. DISH has not explained credibly how it plans to capture market share from larger, entrenched competitors.

In addition, the combined DISH/Sprint “bundle” would not have a wireline broadband component. My experience is that this is becoming the most critical element for a customer looking at a bundled offering. An analyst report from Morgan Stanley reflects this sentiment:

The rising broadband consumption often cited as a driver of spectrum value is also a reason wireline – particularly fiber and HFC – broadband has a competitive and sustainable advantage over wireless for in-home data service. We believe that outside of the 15-20mm under or un-served rural HH in the U.S., wireless offerings including next generation fixed offerings will be inferior to wireline in throughput and capacity. This also calls into question the opportunity for DISH/S to bundle services to drive share. In contrast to quad plays around the world that include a superior data offering (Telenet, Rogers, Virgin Media) this bundle includes a data offering that is not likely competitive with alternatives in the vast majority of the U.S.63

The proposed DISH/Sprint bundle would not have this capability and would be competing against larger and established providers utilizing cable modem and DSL technologies with state of the art fiber optics in all or a large part of their networks.

[61]	DISH Investor Presentation, April 15, 2013, p. 18.
[62]	DISH Investor Presentation, April 15, 2013, p. 18.
[63]	“DISH Network: (Not) A Show About Nothing,” Morgan Stanley, April 16, 2013.

2.	Projected revenue synergies from “Other Opportunities” are not reflective of current competitive market and/or not supportable.

DISH provides two pages in its investor presentation that seek to present the rationale for an additional $13 billion NPV of revenue synergies.64 They ascribe this to two different opportunities: (1) Fixed Broadband and (2) Mobile Video.

DISH appears to be stating that if they obtained control of the Sprint assets (including the Clearwire assets) that they would utilize a fixed wireless broadband network that would be able to offer potential subscribers broadband access, particularly in areas currently underserved in DISH’s view. It appears that DISH would target three different segments of the U.S. market that are, in its analysis, served by bandwidth speeds less than 6 Megabits/second. DISH claims (without any support) that the combined size of these three market segments is 54 million households, over 50% of the total households listed. DISH further states that 18 million households in the U.S. are “Unserved”65 (approximately 15% of households in the U.S.).66

DISH overstates the size of the target segments in its analysis. Many of the households that DISH indicates are “Unserved” or underserved in fact have current options for broadband. These include incumbent pay TV providers (cable modem), regional ILECs (DSL), local and regional wireless broadband providers as well as terrestrial satellite. These companies are expanding and augmenting their networks to provide higher bandwidth speeds.67 A recent study showed that 90% of household in the U.S. with a computer have broadband and that there are over 80 million broadband subscribers.68 In fact this report further states that less than 2% of households that are interested in getting broadband can’t currently get it.69

[64]	DISH Investor Presentation, April 15, 2013, pp.16, 19–20.
[65]	DISH Investor Presentation, April 15, 2013, p. 19.
[66]	Based on 116.7 million households. See “Households and Families: 2010”, US Census, April 2012, p. 1.
[67]

ViaSat, for example, recently celebrated the one-year anniversary of its Exede Internet service, which offers 12 Mbps download speeds. See “One-Year Anniversary of Exede Satellite Internet Service Launch, Viasat, March 18, 2013 (http://www.viasat.com/news/one-year-anniversary-exede-satellite-internet-service-launch). FairPoint has also increased internet download speeds to 15 Mbps in certain areas. See “FairPoint Increases Broadband Internet Speeds in Six Telecom States”, Fairpoint Communications, October 2, 2012 (http://www.fairpoint.com/global/fp-newsroom/tcm:12-19875). FairPoint also recently stated that it has broadband coverage of 85%, 94% and 90% in the states of Maine, New Hampshire and Vermont. (March 2013 FairPoint Communications investor presentation).

[68]	“90% of US households with computers have broadband,” Om Malik, September 4, 2012 (http://gigaom.com/2012/09/04/90-of-us-households-with-computers-have-broadband/)
[69]	“90% of US households with computers have broadband,” Om Malik, September 4, 2012 (http://gigaom.com/2012/09/04/90-of-us-households-with-computers-have-broadband/).

DISH’s investor presentation states that it plans to obtain over 8 million subscribers on its new fixed broadband network and grow to 35% penetration by 2019.70 This ramp up is very aggressive in terms of growth and implies that DISH will be stealing market share from existing broadband providers.

The other significant service in DISH’s “New Opportunities” bucket is Mobile Video. Mobile Video is a nascent service with no proven revenue model. DISH’s projection of reaching 3% of households by 201571 (approximately 3 million homes) appears overly aggressive, considering that this is almost one-third of the projected penetration in the first five years. DISH even discusses in its conference call that it will take several years for a new mobile video service to be introduced into the market.72

IX.	DISH’s Performance in the Last 5 Years Differs from DISH’s Portrayal of Its Track Record.

In its April 15, 2013 presentation DISH included a number of slides to support a claim that it has “history of success” and “a proven track record.” These included charts of its subscriber growth and stock returns. These graphs present an incomplete picture of DISH’s track record because it ignores more recent performance, for example, over the past five years. DISH’s presentation includes slides that report on long periods, e.g. DISH reports subscriber growth since 1997 and stock returns since 1995.73

DISH’s performance over the past five years tells a different story. The most recent five years are far more relevant to current decision-making than the events of 10 to 20 years ago. Shareholders will obtain a stake in the present proposed combined company facing an evolving competitive environment and market conditions that more closely resemble the period 2008 to 2013 than it does 1995 to the present.74 Moreover, the time periods shown in the investor

[70]	DISH Investor Presentation, April 15, 2013, p. 19.
[71]	DISH Investor Presentation, April 15, 2013, p. 20.
[72]	DISH conference call, DISH Management, April 15, 2013 (“C. Ergen: “[I]t probably take two or three years to really instill the vision where you would have a quality of service that you could count on and you would know for example that if you had your home video and you want to watch it outside the home and you could in fact watch it and you wouldn’t pay any more for it.”)
[73]	DISH Investor Presentation, April 15, 2013, pp. 22–23.
[74]	See for example, “Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013. It describes, for example, that Pay-TV penetration of U.S. households has been steadily declining since 2010, and projects satellite TV subscribers to start declining within five years.

presentation predate the tenure of the current CEO, CFO, and COO in their current positions.75 The relative newness of the senior executive team would suggest that that recent performance is a more relevant range over which to measure the “proven track record.” The results 10 to 20 years ago were achieved by different teams in a different industry landscape.

I examined the performance metrics presented by DISH, but over the last five years, rather than the periods presented by DISH. Over the last five years, the number of DISH subscribers remained virtually flat, ranging from 13.7 to 14.1 million (Figure 8).76

Figure 8. DISH Subscriber Growth

During this time, DISH’s main competitor DirecTV increased its subscribers by 2.5 million (Figure 9).77 This was noted by a securities analyst starting coverage of DISH.78

DISH’s 2012 10-K states, “[a]s the pay-TV industry has matured, we and our competitors increasingly must seek to attract a greater proportion of new subscribers from each other’s existing subscriber bases…” and that “…competitors have been especially aggressive by offering discounted programming and services…” See DISH Form 10-K, period ending December 31, 2012, p. 56.
[75]

Executive team starting dates were as follows: Joe Clayton, President & CEO–June 2011; Tom Cullen, EVP Corporate Development–December 2006; Bernard Han, EVP & COO–April 2009 (CFO from September 2006 to April 2009); Robert Olson, EVP & CFO–April 2009. See DISH Form 10-K, period ending December 31, 2012, pp. 20–21.

[76]	Figure was assembled from DISH Presentation, April 15, 2013; DISH Form 10-Ks
[77]	Figure was assembled from DISH Investor Presentation, April 15, 2013; DISH Form 10-Ks.
[78]	“Initiating Coverage With a Hold Rating; Uncertain Sprint Deal Holds High Risk/Reward,” Stifel, April 16, 2013, p. 7 (“Since YE2008, DISH has grown its subscriber base by only 378,000 (versus +2.5 million for DTV)…”).

Figure 9. DISH Subscriber Growth vs. Competitor

DISH presents the company’s stock returns since its IPO in 1995, with average annual return of 20%. DISH’s stock performance was much less impressive in the last five years. Since April 2008, DISH’s average return was only 8%, significantly below the average annual stock returns of DirecTV (17% over the five-year period ending on April 12, 2013). See Figure 10.79

[79]	Figure derived from DISH Investor Presentation, April 15, 2013; CRSP; Bloomberg

Figure 10. DISH Shareholder Return

In summary, DISH demonstrated much less impressive performance during the last five years, a period more important to shareholder evaluation of the company’s future in view of the changed industry conditions and DISH’s current management team.

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Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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